UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Radica Games Limited

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G7342H107

(CUSIP Number)

Not Applicable

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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_____________________ CUSIP No. G7342H107 _____________________
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Robert E. Davids
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON IN

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Schedule 13G

Item 1(a).	Name of Issuer: Radica Games Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: Suite R, 6th Floor Valiant Industrial Centre 2-12 Au Pui Wan Street Fo Tan, Shatin Hong Kong
Item 2(a).	Name of Person Filing: Robert E. Davids
Item 2(b).	Address of Principal Business Office: Suite R, 6th Floor Valiant Industrial Centre 2-12 Au Pui Wan Street Fo Tan, Shatin Hong Kong
Item 2(b).	Address of Principal Business Office: Suite R, 6th Floor Valiant Industrial Centre 2-12 Au Pui Wan Street Fo Tan, Shatin Hong Kong
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e).	CUSIP Number: G7342H107
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2 (b) or (c), check whether the person filing is a: Not applicable

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Item 4.	Ownership: On December 31, 2002, the reporting person sold all shares of the Common Stock of the issuer previously owned by the reporting person.
(a)	Amount beneficially owned: -0- shares of Common Stock
(b)	Percent of class: 0.0%
(c)	Number of shares as to which such person has
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent of the class of securities, check the following: [x]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

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Item 8.	Identification and Classification of Members of the Group: Not applicable
Item 9.	Notice of Dissolution of Group: Not applicable
Item 10.	Certification: Not applicable

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SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated this 18th day of March, 2003.

/s/ Robert E. Davids Robert E. Davids

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